EXHIBIT 12

RR Donnelley & Sons Company

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, except ratios)

	Years ended December 31,
	2008	2007	2006	2005	2004
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest, and cumulative effect of change in accounting principle	$(269.3)	$91.4	$601.3	$331.8	$356.8
Less: Equity (income) loss of minority-owned companies	—	—	0.3	0.6	(0.6)
Add: Dividends received from investees under the equity method	—	—	—	—	—
Less: Minority interest in majority-owned subsidiaries	(6.3)	(3.3)	(2.7)	1.2	0.7
Add: Fixed charges before capitalized interest	299.0	299.6	183.4	149.4	119.4
Add: Amortization of capitalized interest	5.0	5.5	4.2	6.1	6.8

Total earnings available for fixed charges	$28.4	$393.2	$786.5	$489.1	$483.1

Fixed charges:
Interest expense	$226.4	$227.3	$139.0	$110.7	$85.9
Interest portion of rental expense	72.6	72.3	44.4	38.7	33.5

Total fixed charges before capitalized interest	299.0	299.6	183.4	149.4	119.4
Capitalized interest	2.5	3.4	4.7	6.0	2.2

Total fixed charges	$301.5	$303.0	$188.1	$155.4	$121.6

Ratio of earnings to fixed charges	0.09	1.30	4.18	3.15	3.97